[PEPPER HAMILTON LETTERHEAD]

hanleyt@pepperlaw.com

(202) 220-1513

December 8, 2004

Zafar Hasan, Esq.

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549-0303

Re:	ViroPharma Incorporated
Preliminary Proxy filed November 24, 2004
SEC File No. 000-21699

Dear Mr. Hasan:

On behalf of ViroPharma Incorporated (the “Company”), we are transmitting via facsimile and EDGAR this letter to respond to the Staff’s verbal comment regarding the above referenced preliminary proxy statement.

1.	Confirm whether the Company meets the eligibility requirements of Form S-3.

The Company “meets the requirements of Form S-3” as defined in Note E to Schedule 14A. As described below in more detail, the Company meets both (i) the requirements of General Instruction I.A. of Form S-3 and (ii) the aggregate market value requirement of General Instruction I.B.1. of Form S-3.

The Company meets the requirements of General Instruction I.A. of Form S-3 as the Company:

(i)	is organized under the laws of the state of Delaware and has its principal business operations in the United States;

(ii)	has a class of securities (it common stock) registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (“Exchange Act”)

(iii)	has been subject to the requirements of Section 12 of the Exchange Act and has filed all the material required to be filed pursuant to Sections 13, 14 or 15(d) for a period of at least twelve calendar months preceding the filing of the proxy statement;

Zafar Hasan, Esquire

December 8 2004

(iv)	has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the proxy statement; and

(v)	has not (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.

The Company also meets the aggregate market value requirement of General Instruction I.B.1 of Form S-3 as the aggregate market value of its common equity held by non-affiliates exceeded $75 million within 60 days prior to the filing of the proxy statement. The Company had 26,732,217 shares of common stock outstanding as of November 16, 2004, of which 1,472,550 shares were beneficially owned (as defined in Rule 13d-3) by affiliates, resulting in 25,259,667 shares outstanding which are not held by affiliates. On November 16, 2004, the closing price of the Company’s common stock was reported by the Nasdaq National Market system as $3.25 per share resulting in an aggregate market value of common equity held by non-affiliates of the registrant of $82,093,917.

The Company does not believe that either Aventis Pharmaceuticals Inc. or Versant Capital Management LLC are considered affiliates of the Company and their holdings are therefore not included in the above calculation. Rule 405 of the Securities Act of 1933 defines “affiliate” to mean any person that “controls, or is controlled by, or is under common control with” an issuer. The Company’s belief that neither entity is an affiliate as neither entity owns more that 10 percent of the outstanding common stock of the Company, none of the Company’s officers or directors are affiliated with either entity; neither entity has the power to appoint a member to the Company’s board of directors or otherwise secure representation on the Company’s board of directors; and neither entity exercises direction over the Company’s conduct or dictates terms to the Company’s management.

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We look forward to hearing from you at your earliest convenience as the Company desires to commence the printing and mailing of the proxy statement. Please direct any questions regarding this filing to the undersigned at (202) 220-1513 or to Peter Wolf at ViroPharma at (610) 321-6204.

Very truly yours,

/s/ Thomas L. Hanley
Thomas L. Hanley